UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

Energea Portfolio 2 LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-4611704

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Caution Regarding Forward Looking Statements

This Semiannual Financial Report (the "Semiannual Report") contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "approximate," "estimate," "believe," "intend," "plan," "budget," "could," "forecast," "might," "predict," "shall" or "project," or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company's Annual Report Form 1-K, as filed with the Securities and Exchange Commission on April 30, 2021.

Overview

Energea Portfolio 2 LLC was formed in the State of Delaware on January 13, 2020, to own a portfolio of commercial solar projects in Brazil ("Projects"). The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly-owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Mantuencao Ltda. and Energea Monte Alegre Ltda. ("Company").

The Company has no employees and all of its operating expenses are related to the insurance, accounting, taxation, compliance, operations, and maintenance of the Projects. The Company has hired Energea Global LLC to manage the portfolio, to develop and/or acquire Projects, sell Projects, issue shares, raise financing, and manage the day to day operations of the portfolio and Projects.

Energea Portfolio 2 LLC sold the following assets:

Project Salinas Geracao S.A. ("Salinas") and Project Energea Pedrinopolis Ltda. ("Pedrinopolis") on April 19, 2021 for R$1,650,000.00.

Project Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda. ("Itaguai III") on May 19, 2021 for $44,408.52.

Results of Operations for the Six Months Ended June 30, 2021, and year ended December 31, 2020

Revenues

Our revenue was $56,173.00 for the six months ended June 30, 2021, compared to $0.00 for year ended December 31, 2020. The Company's assets were in development stage during this period.

Operating Expenses and Other Expenses

Our operating expenses were $85,825.00 for the six months ended June 30, 2021, compared to $91,876.00 for the year ended December 31, 2020. Operating expenses consist primarily of accounting, legal fees, administrative fees, and regulatory expenses.

Other Income and Expenses

The Company has agreed to sell three of its wholly owned Brazilian project single purpose entities ("SPEs"), monetizing assets that were in initial development stage and generating $12,300 of income. Energea Salinas Ltda. was sold for $162,359.74; Energea Pedrinopolis Ltda. was sold for $150,377.18; Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda. was sold for $44,408.52. Also, there were expenses of $ 25,887.00 related to Foreign Currency Exchange.

Net Loss

Our net loss was $55,539.00 for the six months ended June 30, 2021, compared to a net loss of $159,654.00 for the year ended December 31, 2020.

Liquidity and Capital Resources

To date, we have generated no cash from operations and have incurred negative cash flows from operating activities. The sale of three Brazilian project single purpose entities ("SPEs") are considered Other Income and not Revenue.

As of June 30, 2021, the Company had a cash and cash equivalents balance of $961,437.00 to settle current liabilities of $1,784,800.00. The Company has additional assets of $1,560,371.00 as Property and equipment of projects under construction. The Company has a line of credit with Lattice Impact Capital amounting to $1,775,00.00, compared to $1,418,275.00 for the year ended December 31, 2020. The Company has $0.00 Noncurrent Liabilities.

Capital Expenditures

The Company has the necessary funds to finish the construction of Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda., a solar photovoltaic power plant in Minas Gerais, Brazil. The project is expected to reach mechanical completion in September 2021 and start to generate revenue in November 2021.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Item 2. Other Information

Sale of Projects

As of the date of this filing, the Company has successfully sold the following three projects:

Project Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda. ("Itaguai III"): a single purpose entity, which owns a 1MW solar project in the State of Minas Gerais.

Project Salinas Geracao S.A. ("Salinas"): a single purpose entity, which owns a 5MW solar project in the State of Minas Gerais.

Project Energea Pedrinopolis Ltda. ("Pedrinopolis"): The Company now owns and intends to develop and invest in the Project Pedrinopolis, a single purpose entity in the State of Minas Gerais, which will own a 2.25MW solar project.

Acquisition Of Project

As of the date of this filing, the Company has successfully acquired the following project:

Pedra do Indaia
Power Capacity	2.25 MW AC
Name of SPE	Energea Monte Alegre Ltda.
State	Minas Gerais
Location	Pedra do Indaia
Land Status	Leased
Customer	Consorcio de Geracao Compartilhada de Energia Eletrica Energea
Initial Contract Term	25 Years
Purchase Price	$131,239
Estimated Equity	$2,913,720
Estimated Debt	N/A
Estimated Project IRR*	20.27%

* We calculate the internal rate of return for the Project based on the anticipated cash flows from the Project. We assume the Project will have zero value at the expiration of the initial contract term. This is intentionally a conservative assumption. In almost all cases a Project will have some residual value, and sometimes a significant amount of residual value.

Project Finance

On September 3, 2021, Energea Portfolio 2 LLC approved Pedra do Indaia for use of a credit facility with Lattice Impact Capital, originally closed on October 5, 2020, for an amount up to $1,775,000.00. On September 8, 2021, the first draw of $250,000.00 was received.

Item 3. Financial

ENERGEA PORTFOLIO 2 LLC
Consolidated Balance Sheets

	June 30, 2021	December 31, 2020
	Unaudited	Audited
ASSETS

Current Assets:

Cash and equivalents	961,437	1,084,843

Total current assets	$ 961,437	$ 1,084,843

Property and equipment,net:

Project construction in progress	1,560,371	661,452

Total Property and equipment,net	$ 1,560,371	$ 661,452

Other Assets:

Loans receivable	-	5,000

Total other assets	$ -	$ 5,000

Total Assets	$ 2,521,808	$ 1,751,295

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable and accrued expenses	9,799	91,142
Line of Credit	1,775,001	1,418,275
Other Current liabilities	-	8,769

Total current liabilities	$ 1,784,800	$ 1,518,186

Noncurrent Liabilities
Long-term debt,net	-	-
Asset retirement obligations	-	-
		$ -
Total noncurrent liabilities	$ -

Commitments and Contingencies	-	-

Member's equity	737,008	233,109

Total Liabilities and Members Equity	$ 2,521,808	$ 1,751,295

ENERGEA PORTFOLIO 2, LLC
Consolidated Statements of Operations

	June 30, 2021	December 31, 2020
	Unaudited	Audited
REVENUES
	-	-
Total Income	$ -	$ -

OPERATING EXPENSES:

Other General and Administrative Expenses	85,825	91,876

Total Operating Expenses	$ 85,825	$ 91,876

INCOME FROM OPERATIONS	(85,825)	(91,876)

OTHER INCOME (EXPENSE)
	-
Gain (Loss) on Foreign Currency Exchange	(25,887)	(67,778)
Gain on Sale of Projects	56,173	-

Total Other Income(Expense)	30,286	(67,778)

NET INCOME (LOSS)	$ (55,539)	$ (159,654)

ENERGEA PORTFOLIO 2, LLC

Consolidated Statements of Change in Member's Equity

	Managing Members	Non-Managing Members	Accumulated Other Comprehensive Income	Total

Capital Contributions	196,987	195,776	-	392,763
Unrealized Foreign Currency Exchange Gain			(13,460)	(13,460)
Net Loss	(132,562)	(13,632)	-	(146,194)

BALANCE - December 31, 2020 - Audited	$ 64,425	$ 182,144	$ (13,460)	$ 233,109

Capital Contributions	279,703	446,069	-	725,772
Distributions	(67,223)	(99,112)		(166,334)
Net Loss	(22,939)	(32,600)	-	(55,539)

BALANCE - June 30, 2021 - Unaudited	$ 253,967	$ 496,501	$ (13,460)	$ 737,008

ENERGEA PORTFOLIO 2, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flow

	June 30, 2021	December 31, 2020
	Unaudited	Audited
Cash Flows from Operating Activities:

Net Loss	$ (55,539)	$ (146,194)

Adjustments:
Unrealized Foreign Currency Exchange Loss	-	(13,460)

Changes in Asset and Liabilities:

Accounts Payable and Accrued Expenses	(81,343)	1,450
Other Current Liabilities	(8,769)	8,769
Other Current Asstes	5,000	(5,000)

Total Cash Flows from Operating Activities	$ (140,651)	$ (154,435)

Cash Flows from Investing Activities:

Construction in Progress	(898,919)	(571,760)

Total Cash Flows from Investing Activities	$ (898,919)	$ (571,760)

Cash Flows from Financing Activities:

Advances on Line of Credit	356,726	1,418,275
Member contributions	559,438	392,763

Total Cash Flows from Financing Activities	$ 916,164	$ 1,811,038

Increase (decrease) in cash	(123,406)	1,084,843

Cash at the beginning of the period	1,084,843	-

Cash at the end of the period	$ 961,437	$ 1,084,843

Item 4. Exhibits

Exhibit 1 #	Energea Iguatama S.A.
Exhibit 2 †	Share Purchase Agreement for Energea Salinas Geracao S.A. and Energea Pedrinopolis Ltda.
Exhibit 3 †	Share Purchase Agreement Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda.
Exhibit 4 †	IC Memo - Pedra do Indaia

† Filed herewith

# Previously filed in Appendices of Form 1-A

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By: MICHAEL SILVESTRINI

Name: Michael Silvestrini

Title: Co-Founder

Date: September 27, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Energea Global LLC

By: CHRIS SATTLER

Name: Chris Sattler

Title: Co-Founder

Date: September 27, 2021